March 17, 2008

Re:	Visa Inc. Registration Statement on Form S-1 Registration File No. 333-147296

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of Visa Inc.’s Preliminary Prospectus issued February 25, 2008 through the date hereof:

No. of Copies
38 Prospective Underwriters	76,648
5 Dealers	7,522
1752 Institutions	5,256
Others	5,159
Total	94,585

We were advised on March 14, 2008 by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Visa Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 pm New York City Time on March 18, 2008, or as soon thereafter as practicable.

Very truly yours,

J.P. MORGAN SECURITIES INC.

GOLDMAN, SACHS & CO.

BANC OF AMERICA SECURITIES LLC

CITIGROUP GLOBAL MARKETS INC.

HSBC SECURITIES (USA) INC.

MERRILL LYNCH, PIERCE, FENNER &

    SMITH INCORPORATED

UBS SECURITIES LLC

WACHOVIA CAPITAL MARKETS, LLC

Acting severally on behalf of themselves and the Representatives and the several Underwriters

By:		J.P. MORGAN SECURITIES INC.

	By:	/s/ Richard Sesny
Name: Richard Sesny
Title: Vice President

By:		GOLDMAN, SACHS & CO.

	By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)